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13-6

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02018264

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SEC FILE NUMBER
8- 14900

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL RECEIVED PROCESSING
MAR 0 1 2002
WASH., D.C. 354 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Muriel Siebert & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

885 Third Avenue
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mitchell M. Cohen (212) 644-2400
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard A. Eisner & Company, LLP
(Name — if individual, state last, first, middle name)

575 Madison Avenue	New York	NY	10022
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- X Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

PROCESSED
P MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

BB 3/19

OATH OR AFFIRMATION

I, Muriel F. Siebert and Mitchell M. Cohen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Muriel Siebert & Co., Inc., as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

We further affirm that these financial statements are being made available to all members or allied members of the New York Stock Exchange, Inc. employed by the Company.

State of New York }
County of New York }

Muriel Siebert
Signature

Title

[signature]
Notary Public

TERESA E. TYLER
Notary Public, State of New York
No. 41-4878212
Qualified in Queens County
Commission Expires Dec. 2002

[signature]

CFO

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Cash Flows.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- _ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- _ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- _ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- _ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- _ (m) A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MURIEL SIEBERT & CO., INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2001

(with supplementary information)

Eisner

Richard A. Eisner & Company, LLP
Accountants and Consultants

575 Madison Avenue
New York, NY 10022-2597
Tel 212.355.1700 Fax 212.355.2414
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Muriel Siebert & Co., Inc.
New York, New York

We have audited the accompanying statement of financial condition of Muriel Siebert & Co., Inc. (a wholly owned subsidiary of Siebert Financial Corp.) as of December 31, 2001, and the related statements of income, changes in stockholder's equity, changes in subordinated borrowings, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of Muriel Siebert & Co., Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Richard A. Eisner & Company LLP

New York, New York
February 20, 2002

MURIEL SIEBERT & CO., INC.

Statement of Financial Condition
December 31, 2001

ASSETS	
Cash and cash equivalents	**$ 20,900,000**
Cash equivalents - restricted	**1,300,000**
Securities owned, at market value	**6,079,000**
Receivable from clearing broker	**1,572,000**
Receivable from parent and affiliate	**3,108,000**
Furniture, equipment and leasehold improvements, net	**1,703,000**
Investment in and advances to investee	**2,702,000**
Prepaid expenses and other assets	**826,000**
	$ 38,190,000
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Securities sold, not yet purchased, at market value	**$ 4,000**
Accounts payable and accrued liabilities	**4,908,000**
	4,912,000
Commitments and contingent liabilities	
Stockholder's equity:	
Common stock, $1 par value; 1,000 shares authorized; 743 shares issued	**1,000**
Additional paid-in capital	**10,099,000**
Retained earnings	**23,203,000**
Less 94 shares of treasury stock, at cost	**(25,000)**
	33,278,000
	$ 38,190,000

See notes to financial statements

MURIEL SIEBERT & CO., INC.

Statement of Income
Year Ended December 31, 2001

Revenues:	
Commissions and fees	$ 27,346,000
Investment banking	2,122,000
Trading gain - net	626,000
Income from investee	2,330,000
Interest and dividends	1,152,000
	33,576,000
Expenses:	
Employee compensation and benefits	11,329,000
Clearing fees, including floor brokerage	4,422,000
Advertising and promotion	2,112,000
Communications	2,599,000
Occupancy	968,000
Interest	11,000
Other general and administrative	5,605,000
	27,046,000
Income before income taxes	6,530,000
Provision for income taxes	2,743,000
Net income	$ 3,787,000

See notes to financial statements

MURIEL SIEBERT & CO., INC.

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2001

	Number of Shares						
	Common Stock	Treasury Stock	Common Stock Cost	Paid-in Capital	Retained Earnings	Treasury Stock Cost	Total
Balance - January 1, 2001	743	94	$ 1,000	$ 10,099,000	$ 19,416,000	$ (25,000)	$ 29,491,000
Net income					3,787,000		3,787,000
Balance - December 31, 2001	743	94	$ 1,000	$ 10,099,000	$ 23,203,000	$ (25,000)	$ 33,278,000

See notes to financial statements

Statement of Changes in Subordinated Borrowings
Year Ended December 31, 2001

Subordinated borrowings - January 1, 2001	**$ 0**
Increases	**0**
Decreases	**0**
Subordinated borrowings - December 31, 2001	**$ 0**

See notes to financial statements

MURIEL SIEBERT & CO., INC.

Statement of Cash Flows
Year Ended December 31, 2001

Cash flows from operating activities:	
Net income	$ 3,787,000
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	584,000
Income from equity investee	(2,330,000)
Changes in:	
Securities owned, at market value	192,000
Receivable from clearing broker	(1,448,000)
Prepaid expenses and other assets	366,000
Securities sold, not yet purchased, at market value	2,000
Accounts payable and accrued liabilities	1,010,000
Net cash provided by operating activities	2,163,000
Cash flows from investing activities:	
Purchase of furniture, equipment and leasehold improvements	(331,000)
Repayment of advances to equity investee	609,000
Net reduction of receivable by parent and affiliate	209,000
Net cash provided by investing activities	487,000
Net increase in cash and cash equivalents	2,650,000
Cash and cash equivalents - beginning of year	18,250,000
Cash and cash equivalents - end of year	$ 20,900,000
Supplemental disclosures of cash flow information:	
Cash paid for:	
Interest	$ 11,000
Income taxes	$ 1,811,000

See notes to financial statements

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Organization:

Muriel Siebert & Co., Inc. (the "Company"), a wholly owned subsidiary of Siebert Financial Corp. ("Siebert" or "Parent"), engages in the business of providing discount brokerage services for customers, investment banking, and trading securities for its own account.

[2] Security transactions:

Security transactions, commissions, revenues and expenses are recorded on a trade date basis. The Company clears all its security transactions through an unaffiliated clearing firm on a fully disclosed basis. Accordingly, the Company does not hold funds or securities for or owe funds or securities to its customers. Those functions are performed by the clearing firm which is highly capitalized. Marketable securities are valued at market value.

[3] Income taxes:

The Company is included in the consolidated federal income tax return filed by Siebert. Federal income taxes are calculated as if the Company filed on a separate return basis.

The Company accounts for income taxes utilizing the asset and liability approach requiring the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the basis of assets and liabilities for financial reporting purposes and tax purposes.

[4] Furniture, equipment and leasehold improvements:

Furniture and equipment is stated at cost and depreciation is calculated using the straight-line method over the lives of the assets, generally five years. Leasehold improvements are amortized over the period of the lease.

[5] Cash equivalents:

For purposes of reporting cash flows, cash equivalents include money market funds.

[6] Advertising costs:

Advertising costs are charged to expense as incurred.

[7] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[8] Investment banking:

Investment banking revenues include gains, and fees, net of syndicate expenses, arising from underwriting syndicates in which the Company participates. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

[9] Cash equivalents - restricted:

Cash equivalents - restricted represents cash invested in a money market account which is pledged as collateral for a secured demand note in the amount of $1,200,000 executed in favor of Siebert, Brandford, Shank & Co., LLC ("SBS"), a registered broker-dealer (see Note F).

[10] Investment in and advances to investee:

The Company's 49% investment in SBS, including advances of $76,000, is accounted for on the equity method. Summarized financial data of SBS for 2001 is as follows: Total assets of $8,351,000, total liabilities of $2,991,000 including subordinated liabilities of $1,200,000, total members' capital of $5,360,000, net revenue of $13,968,000 and net income of $4,755,000.

NOTE B - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Furniture, equipment and leasehold improvements, at costs, consist of the following:

Equipment	$ 2,179,000
Leasehold improvements	536,000
Furniture and fixtures	188,000
	2,903,000
Less accumulated depreciation and amortization	(1,200,000)
	$ 1,703,000

NOTE C - INCOME TAXES

Income tax expense for the year ended December 31, 2001 consists of the following:

Federal income tax	$ 1,844,000
State and local income tax	899,000
	$ 2,743,000

A reconciliation between the income tax expense and income taxes computed by applying the federal income tax rate to income before taxes is as follows:

Expected income tax provision at statutory federal tax rate	$ 2,220,000
State and local taxes, net of federal income tax effect	523,000
Income tax expense	$ 2,743,000

There are no significant temporary differences which give rise to deferred tax assets or liabilities at December 31, 2001.

NOTE D - NET CAPITAL

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined. (The net capital rule of the New York Stock Exchange also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5 percent of aggregate debits.) At December 31, 2001, the Company had net capital of approximately $20,900,000 which was approximately $20,650,000 in excess of required net capital. The Company claims exemption from the reserve requirement under Section 15c3-3(k)(2)(ii).

NOTE E - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company enters into transactions in various financial instruments with off-balance sheet risk. This risk includes both market and credit risk, which may be in excess of the amounts recognized in the statement of financial condition.

Retail customer transactions are cleared through clearing brokers on a fully disclosed basis. In the event that customers are unable to fulfill their contractual obligations, the clearing brokers may charge the Company for any loss incurred in connection with the purchase or sale of securities at prevailing market prices to satisfy customers' obligations. The Company regularly monitors the activity in its customer accounts for compliance with its margin requirements.

The Company is exposed to the risk of loss on unsettled customer transactions in the event customers and other counterparties are unable to fulfill contractual obligations. Securities transactions entered into as of December 31, 2001 settled with no material adverse effect on the Company's statement of financial condition.

NOTE F - COMMITMENTS AND CONTINGENT LIABILITIES

The Company rents office space under long-term operating leases expiring in various periods through 2005. These leases call for base rent plus escalations for taxes and operating expenses.

Future minimum base rental payments under these operating leases are as follows:

Year	Amount
2002	$ 696,000
2003	351,000
2004	223,000
2005	223,000
	$ 1,493,000

Rent expense, including escalations for operating costs amounted to approximately $905,000 for the year ended December 31, 2001. Payments are being charged to expense over the entire lease term on a straight-line basis.

The Company is party to certain claims, suits and complaints arising in the ordinary course of business. In the opinion of management, all such claims, suits and complaints are without merit, or involve amounts which would not have a significant effect on the financial position of the Company.

NOTE F - COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED)

The Company sponsors a defined contribution retirement plan under Section 401(k) of the Internal Revenue Code that covers substantially all employees. Participant contributions to the plan are voluntary and are subject to certain limitations. The Company may also make discretionary contributions to the plan. No contributions were made by the Company in 2001

The Company executed a demand note payable agreement in favor of SBS in the amount of $1,200,000 collateralized by $1,300,000 of cash equivalents which are reported as cash equivalents-restricted. This obligation is not included in the Company's statement of financial condition because it has not been drawn down by SBS.

NOTE G - RELATED PARTY TRANSACTIONS

During 2001, the Company charged SBS approximately $240,000 for rent and general and administrative services, which the Company believes approximates the cost of furnishing such services.

SUPPLEMENTARY INFORMATION

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2001

Total stockholder's equity	$ 33,278,000
Nonallowable assets:	
Cash equivalents - restricted	1,300,000
Receivable from parent and affiliate	3,108,000
Furniture, equipment and leasehold improvements, net	1,703,000
Investment in and advances to investee	2,702,000
Prepaid expenses and other assets	826,000
Other	20,000
	9,659,000
Net capital before haircuts on securities positions	23,619,000
Less haircuts on securities:	
Debt securities	107,000
Other securities	1,900,000
Undue concentration	712,000
	2,719,000
Net capital	20,900,000
Minimum capital requirement	250,000
Excess net capital	$ 20,650,000
Net capital in excess of 120% of requirement	$ 20,600,000

There are no material differences between the above computation of net capital and the corresponding computation prepared by Muriel Siebert & Co., Inc. as of the same date and included in the Company's unaudited Part IIA FOCUS Report filing, as amended.

Eisner

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Muriel Siebert & Co., Inc.
New York, New York

In planning and performing our audit of the financial statements of Muriel Siebert & Co., Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications, and comparisons (ii) recordation of differences required by Rule 17a-13 or (iii) in complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce, to a relatively low level, the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Richard A. Eisner & Company LLP

New York, New York
February 20, 2002